Exhibit 21.1

List of Subsidiaries of Hillstream BioPharma, Inc.

Name	State/Country of Organization or Incorporation
HB Pharma Corp.	Delaware
Farrington Therapeutics LLC (1)	Delaware

(1) On February 27, 2023, the Company filed a Certificate of Cancellation with the Delaware Secretary of State with respect to Farrington Therapeutics LLC.